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	Orlando Portland Providence Rancho Santa Fe Sacramento	**Representative Office

December 20, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mailstop 3720

Washington, D.C. 20549

Attention: Ms. Cheryl Grant

Re:	Switch and Data, Inc. Registration Statement on Form S-1 (File No. 333-137607)

Gentlemen:

On behalf of our client, Switch and Data, Inc. (the “Company”), and in connection with the Company’s pending Registration Statement on Form S-1 (File No. 333-137607) under the Securities Act of 1933, as amended (the “Act”), referenced above that was initially filed on September 27, 2006 (the “Registration Statement”) and amended on November 9, 2006 by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), we are filing by EDGAR transmission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), together with certain exhibits not previously filed and certain exhibits previously filed but for which for which confidential treatment is no longer being requested (the “Additional Exhibits”).

To expedite your review, we have enclosed with the by-hand copy of this letter five clean and marked copies of Amendment No. 2, together with the Additional Exhibits, with the marked copies showing changes from Amendment No. 1 filed on November 9, 2006.

Securities and Exchange Commission

December 20, 2006

Amendment No. 2 includes additions and changes made in response to the comments set forth in the letter addressed to the Company dated October 24, 2006, from Assistant Director Larry Spirgel (the “First Comment Letter”) and in the letter addressed to the Company dated November 17, 2006, from Assistant Director Larry Spirgel (the “Second Comment Letter,” and together with the First Comment Letter, collectively, the “Comment Letters”), together with certain other revisions. In addition to the responses to the Comment Letters, the Company has made certain updating, conforming, correcting and stylistic changes.

The bulk of this letter responds to the comments in the Comment Letters. The headings and numbering correspond to those set forth in the Comment Letters. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comments set forth in the Comment Letters are repeated below in italics with the Company’s response to each comment set forth immediately following each comment. Unless otherwise indicated, references in the responses below to page numbers refer to the page numbers of Amendment No. 2.

Second Comment Letter

Prospectus Summary, page 1

1.	We note your revisions in response to our prior comment 6. To further balance the presentation, revise the first sentence of the fourth paragraph beginning with the words “[s]ince our founding in 1998…” with references to your net losses during that same period. Also, revise your summary risk factor disclosure about your material weaknesses in internal control over financial reporting to highlight that you have identified 10 material weaknesses in your internal control over financial reporting.

Response

In response to the first comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Prospectus Summary” on page 1 to include a reference to the Company’s net losses. We note that the net losses are also disclosed in the section of the prospectus titled “Prospectus Summary – Summary Risk Factors – Net Losses” on page 3. In response to the second comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Prospectus Summary – Summary Risk Factors – Material weaknesses in our internal control . . .” on page 3 to provide that the Company has identified 10 material weaknesses in its internal control over financial reporting.

Risk Factors, page 9

We depend upon a limited number of network service provider customers..., page 15

2.	We note your revisions in response to our prior comment 12. Confirm in your response letter that the risk related to your dependence upon a limited number of

Securities and Exchange Commission

December 20, 2006

network service provider customers applies to your operations in only your smaller markets. If not, please further revise the risk factor to address your agreements with service provider customers in larger markets.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has confirmed that the dependence upon a limited number of network service provider customers applies to the Company’s operations in only its smaller markets.

Risks Related to the Offering, page 20

3.	It is not apparent from your current disclosure on page 88 the extent to which your executive officers and directors will be selling in this offering the shares of your common stock that they own. Tell us in your response letter what consideration you have given to including a risk factor that discusses risks related to the level of management’s sale of your common stock in this offering and the effect any perceptions of the magnitude of their sale could have on the market price of your common stock. Also ensure that you include director Alex White in your list of principal stockholders on page 88, as required by Item 403 of Regulation S-K.

Response

In response to the first comment set forth above, we respectfully inform the Staff that the Company will revise the section of the prospectus titled “Principal and Selling Stockholders” on page 91 in a future filing. The Company acknowledges that you will need sufficient time to review this additional information prior to any distribution of a preliminary prospectus. In response to both the first and second comment set forth above, we respectfully inform the Staff that the Company’s management will not be selling shares of the Company’s common stock in the offering. As a result, the Company has not included a risk factor that includes a discussion regarding the sale by the Company’s management of the Company’s common stock in the offering and the effect any perceptions of the magnitude of their sale could have on the market price of the Company’s common stock. In response to the third comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Principal and Selling Stockholders” on page 91 to include Alex White.

Securities and Exchange Commission

December 20, 2006

Management’s Discussion and Analysis, page 38

Critical Accounting Policies and Estimates, page 60

Stock-Based compensation, page 63

4.	Please refer to prior comment 28. Please expand your disclosure to discuss in detail how and when you will modify these options, your planned accounting for such modification and how and why you will incur stock-based compensation expense.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock-Based Compensation” on page 64.

Business, page 67

Government Regulation, page 76

5.	We note your revisions in response to our prior comment 35, but it is not apparent how regulation affects your business and operations. Please provide further details.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Business – Government Regulation” on page 79 to include further details on how government regulation affects the Company’s business and operations.

Executive Compensation, page 82

6.	We note your response to our prior comment 37. In light of your disclosure regarding options granted to Mr. Marashi, please revise your disclosure on page 83 regarding options granted during fiscal 2005.

Response

In response to the comment set forth above, we respectfully inform the Staff that while Mr. Marashi’s offer letter indicates that at some unspecified date in the future the Company will grant 10,500 options to Mr. Marashi, the Company has not yet granted those options. The Company has revised the section of the prospectus titled “Management – Executive Compensation – Employment Agreements” on page 89 to make it clear that such options

Securities and Exchange Commission

December 20, 2006

have not yet been granted. Accordingly, the Company did not make any revisions to the section of the prospectus titled “Management – Option Grants in the Last Fiscal Year.”

Underwriting, page 101

7.	Please include your response to our prior comment 41 in the underwriting section in the prospectus.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Underwriting” on page 106.

8.	We note that you will be conducting a directed share program. Please advise in your response letter whether the indemnification provisions between the company and the underwriter permit indemnification if participants in the directed share program renege on their commitments to purchase in the offering after effectiveness.

Response

In response to the comment set forth above, we respectfully inform the Staff that the indemnification provisions between the Company and the underwriters will permit indemnification if participants in the direct share program renege on their commitments to purchase in the offering after effectiveness.

Switch & Data Facilities Company, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization

Reorganization Merger (Unaudited), page F-8

9.	Please refer to prior comment 43. We note that you have reflected your preferred stock as equity and mezzanine. None of your preferred stock has been classified as liabilities. Referring to FAS 150 and the terms of your preferred stock arrangements, tell us how you have determined that none of the preferred stock is mandatorily redeemable and subject to classification as liabilities. It would seem that, at a minimum, you would have convertible preferred stock, redeemable preferred stock and preferred stock. You should address the accounting for each based on the terms of the stock and the terms of the transaction and we would not expect the same accounting treatment for each type of preferred stock. We may have additional comments.

Securities and Exchange Commission

December 20, 2006

Response

In response to the comment set forth above, we respectfully clarify the Company’s prior response to comment 43. As further explained in detail below, none of the classes of preferred stock of the Company are mandatorily redeemable as defined by Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”). The Company’s previous reference to the term “redemption” in the Company’s response to prior comment 43 was only for the purpose of describing the accounting model that would be followed to record the proposed reorganization transaction pursuant to Emerging Issue Task Force Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” (EITF D-42) and Statement of Financial Accounting Standards No. 84, “Induced Conversions of Convertible Debt” (“FAS 84”).

In response to the comment set forth above, we respectfully inform the Staff that the determination of the Company’s classification of its various classes of preferred stock has been determined under the guidance of FAS 150 and Emerging Issue Task Force Topic D-98, “Classification and Measurement of Redeemable Securities” (“EITF D-98”). FAS 150 requires that mandatorily redeemable financial instruments be classified as a liability unless the redemption only occurs in the event of a liquidation or termination of the reporting entity. FAS 150 also states that conditional obligations to redeem become mandatory once the conditional event occurs, is resolved, or becomes certain to occur. Convertible instruments are not within the scope of FAS 150. EITF D-98 requires securities with redemption features that are not solely within the control of the issuer, without regard to probability, to be classified outside of permanent equity.

The Company’s Series B Convertible Preferred Stock (the “Series B”) is automatically convertible at the election of 70% of the holders of the Series B, in the event of a firmly underwritten public offering with aggregate net proceeds of at least $75 million, or of certain merger or asset sale transactions, at the rate of $2.18 per share. However, there is not currently, nor at the time of the original issuance of the shares was there, enough common stock authorized and available for issuance in the event of a conversion of the Series B. Increasing the number of authorized shares of common stock requires the approval of the Company’s board of directors and its stockholders. As a result, automatic conversion of the Series B is not solely within the control of the Company under applicable accounting rules. Therefore, in accordance with EITF Topic D-98, the Series B securities are included in the mezzanine section of the balance sheet.

The Series C Redeemable Preferred Stock (the “Series C”) can be exchanged for common stock at the option of the Company, pursuant to mandatory provisions in the Investors Agreement (as defined in response to comment 12 below) if certain events occur as if a complete liquidation of the Company had occurred, is not convertible and does not carry voting rights. Pursuant to FAS 150, conditional events to make this class of stock exchangeable for common stock have not occurred. Pursuant to EITF D-98, since this exchange is not solely within the control of the Company. Therefore, the Series C securities are included in the mezzanine section of the balance sheet.

The Series D Redeemable Preferred Stock (the “Series D”) which was redeemed in 2005, was redeemable at any time by the Company with the approval of the Board and it was

Securities and Exchange Commission

December 20, 2006

mandatorily redeemable in the event that certain other conditional events took place (including initial public offering or default under certain debt obligations) however, the record owners representing at least 75% of the number of Series D shares then outstanding, voting as a separate class, had the ability to direct the Company not to redeem such shares. Pursuant to FAS 150, conditional events to make this class of stock mandatorily redeemable had not occurred as of the date of the December 31, 2004 balance sheet. Therefore, pursuant to EITF D-98, this redemption is not solely within the control of the Company. Therefore, the Series D securities were included in the mezzanine section of the balance sheet until their redemption in 2005.

The Series D-1 Preferred Stock is neither redeemable nor convertible and is therefore accounted for as permanent equity.

The Series D-2 Preferred Stock is neither redeemable nor convertible and is therefore accounted for as permanent equity.

Note 2. Restatement of Previously Reported Financial Statements, page F-8

10.	Please refer to prior comment 44. Please expand your disclosure to include the information in your response including your statement that the material weaknesses other than those that require restatement related only to 2005 and did not require restatement of prior financial statements. Please ask your auditors if they agree.

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “Risk Factors – Material weaknesses identified in our internal control….” on page 9 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Material Weaknesses In Internal Control” on page 42 to include information from the Company’s previous response related to material weaknesses and restatement of prior financial statements. The Company’s auditors agree that the material weaknesses other than those that resulted in the restatement related only to 2005 and did not require restatement of prior financial statements. Additionally, we respectfully inform the Staff that the Company has deleted the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries – Notes to Consolidated Financial Statements – Note 2 – Restatement of Previously Reported Financial Statements” and has made related deletions throughout the prospectus as such restatement disclosure and presentation is no longer required as a result of the Company’s financial statements being audited for the nine month period ended September 30, 2006.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-17

11.	Disclose your rationale under the accounting literature for recognizing installation services for cross connect services when the service is complete.

Securities and Exchange Commission

December 20, 2006

Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the section of the prospectus titled “Switch & Data Facilities Company, Inc. and Subsidiaries – Notes to Consolidated Financial Statements – Note 2 – Summary of Significant Accounting Policies – Revenue Recognition” on page F-13 to disclose the Company’s rationale for recognizing installation services revenue for cross connect services when the service is complete. The Company believes the earning process for the cross connect installations is culminated in the month the installation is complete and that revenue should be recognized in such period.

Item 15. Recent Sales of Unregistered Securities, page II-2

12.	We note your response to our prior comment 54. Provide us with a detailed description in your response letter of the investors’ agreement to the formula that determines the shares they would receive upon the reorganization. Also provide us with additional information about the two non-signers, such as, who they are, what governs their understanding of what would happen upon a reorganization like the one contemplated, what formula applies to them, and whether they will be stockholders after application of the formula.

Response

In response to the comment set forth above, we respectfully inform the Staff that pursuant to the Company’s Fourth Amended and Restated Investors Agreement, as amended to date, between the Company and the securityholders a party thereto (the “Investors Agreement”), all capital stock of the Company prior to the corporate reorganization (the “Existing Capital Stock”) will be exchanged for common stock of the surviving entity of the corporate reorganization (the “Merger Consideration”). The Investors Agreement provides that in determining the portion of the Merger Consideration to be exchanged for each class or series of Existing Capital Stock, the Company must determine what portion of the Merger Consideration would have been distributed among all of the holders of the Existing Capital Stock if the Company liquidated and the Company’s sole asset consisted of the Merger Consideration. Once the Company determines the portion of the Merger Consideration, if any, that would have been distributed to each class or series of Existing Capital Stock if the Company had been liquidated, the Company will distribute, at the time of the corporate reorganization, such portion of the Merger Consideration, if any, pro rata among the holders of such class or series.

The stockholders who did not sign the Investors Agreement are (1) the Steinberg Family Trust and (2) Wayne Kelly (the “Non-Signing Stockholders”). The following table provides details regarding the class or series of securities held by the Non-Signing Stockholders.

Type of Stock	Steinberg Family Trust	Wayne Kelly

Securities and Exchange Commission

December 20, 2006

Common Stock	60,521	598,220
Series B Common Stock	217,296	-0-
Series A Special Junior Stock	-0-	-0-
Series B Special Junior Stock	-0-	-0-
Series C Special Junior Stock	-0-	-0-
Series B Convertible Preferred Stock	-0-	-0-
Series C Preferred Stock	108,648	-0-
Series D Redeemable Preferred Stock	-0-	-0-
Series D-1 Preferred Stock	-0-	-0-

The corporate reorganization described above will be completed through a merger. The merger agreement will provide for the distribution of the Merger Consideration in accordance with the Investors Agreement as described above. Even though almost all of the stockholders of the Company have contractually agreed to vote in favor of such merger via the Investors Agreement, the Company must still solicit the consent of its stockholders and take all other actions necessary to complete the merger in compliance with Delaware law. As a result, the Non-Signing Stockholders will have an opportunity to vote either for or against the merger and, in the event that they disapprove of the merger, will be entitled to appraisal rights in accordance with Delaware law. In the event that that Non-Signing Stockholders do not exercise their appraisal rights, such stockholders will receive Merger Consideration, if any, pursuant to the same formula applicable to all other stockholders of the Company. The Company believes that it is highly unlikely that Mr. Kelly will receive any Merger Consideration.

First Comment Letter

Our Facilities, page 71

13.	Please disclose the material terms of your leases.

Initial Response

In response to the comment set forth above, we respectfully inform the Staff that the disclosure of the material terms of the Company’s leases concerns information for which the Company is seeking confidential treatment. The Company is in receipt of the Staff’s letter dated October 31, 2006 in which the Staff provided comments to the Company’s request for confidential treatment of portions of exhibits under Rule 406 of the Act. The Company will supplementally respond to the Staff’s comments and acknowledges that the Staff will need to resolve any issues regarding the confidential treatment request prior to effectiveness of the

Securities and Exchange Commission

December 20, 2006

Registration Statement. Based on the results of this review, the Company intends to supplement the disclosure in the prospectus with information for which confidential treatment is not obtained.

Subsequent Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has withdrawn its request for confidential treatment of certain of the terms of its leases. As a result, the Company has revised the section of prospectus titled “Business – Our Facilities” on page 77 to include a summary of the material terms of leases in our top 10 markets.

Management, page 74

Board Committees, page 76

Director Compensation, page 77

2006 Stock Incentive Plan, page 81

14.	When known, revise to specify the directors that will serve on the respective board committees and what the fees will be for non-employee directors. Also, describe in the prospectus and file as an exhibit the 2006 Stock Incentive Plan once adopted.

Initial Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “Management” on page 78, “Management – Board of Directors” on page 80, “Management – Board Committees” on page 80, and “Management – Audit Committee” on page 80 to reflect the recent election of M. Alex White to the Company’s board of directors. Mr. White is “independent” as defined under and required by the federal securities laws and the Nasdaq Marketplace Rules. Also, the Company’s board of directors has determined that Mr. White is an “audit committee financial expert”, as defined as defined by Item 401(h) of Regulation S-K of the Exchange Act. The Company will specify the other directors that will serve on the respective board committees in a future filing. Once adopted, the Company will describe in the prospectus, and attach as an exhibit, the 2006 Stock Incentive Plan.

Subsequent Response

In response to the comment set forth above, we respectfully inform the Staff that the Company has revised the sections of the prospectus titled “Management – Board Committees” on page 83, “Management – Audit Committee” on page 83, “Management – Compensation Committee” on page 84, and “Management – Corporate Governance and Nominating Committee” on page 84 to reflect the Company’s adoption of the charters of such committees and the recent election of the various members of such committees. Once adopted, the Company will describe in the prospectus, and attach as an exhibit, the 2006 Stock Incentive Plan.

Securities and Exchange Commission

December 20, 2006

Please direct any questions or comments with respect to the foregoing to the undersigned at the address set forth at the top of this letter or at (813) 227-8500.

We will appreciate your acknowledging receipt of this letter and its enclosures by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed, stamped envelope.

Very truly yours,

HOLLAND & KNIGHT

/s/    Robert J. Grammig

Robert J. Grammig

MMM

Enclosures

cc:	Mr. George Pollock, Switch and Data, Inc.
Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP